Exhibit 99.1

The9 Limited Regains Compliance with NASDAQ Listing Requirements

Shanghai, China, July 3, 2017 – The9 Limited (the “Company” or “The9”) (NASDAQ: NCTY), an online game operator, today announced that it received two notification letters from the NASDAQ Stock Market LLC (“NASDAQ”) on June 30, 2017 stating that the Company has regained compliance with the minimum Market Value of Listing Securities requirement under NASDAQ Listing Rule 5450(b)(2)(A) and the minimum Market Value of Publicly Held Shares requirement under NASDAQ Listing Rule 5450(b)(2)(C) and the two matters are now closed.

About The9 Limited

The9 Limited is an online game developer and operator in China. The9 develops and/or operates, directly or through its affiliates, its proprietary mobile games and web games, including CrossFire new mobile game, Audition AR and Soul Awake. The9’s joint venture has also obtained an exclusive license for publishing and operating CrossFire 2, which is under development by a third-party game developer, in China. The9 also engages in mobile advertising and mobile app education businesses.

For further information, please contact:

Ms. Connie Sun

Investor Relations Manager

The9 Limited

Tel: +86 (21) 5172-9990

Email: IR@corp.the9.com

Website: http://www.corp.the9.com/